AMARC EXPLORATION PROGRESSES GOAL
TO ACHIEVE A NEW GENERATION OF BC PORPHYRY COPPER MINES

December 19, 2017, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to provide results of its 2017 exploration programs, which focused on advancing development of a new generation of British Columbia (“BC”) porphyry copper mines. Each of its 100% owned IKE, DUKE and JOY projects located in southern, central and northern BC, respectively, have proximity to industrial infrastructure, power, rail and roadways. This year, Amarc completed a $3.3 million surface exploration and drill program at IKE, a $400,000 drill program at DUKE and a $1.9 million surface exploration and drill program at JOY. Amarc believes these projects rank among BC’s most important new mineral developments. Please see the updated corporate presentation available on Amarc’s website at www.amarcresources.com.

Work at the IKE property has now delineated a copper-molybdenum-silver mineralized system measuring at least 3.5 km by 2 km through combined induced polarization (“IP”) surveys, talus geochemical sampling and the earlier drilling of 21 core holes at the IKE deposit. The sulphide mineralized IKE system has the geological earmarks of important copper-molybdenum-silver mines like Morenci and Sierrita in Arizona, and Valley in BC. In addition, at least five significant porphyry copper deposits targets have been established within 10 km of the IKE discovery.

At DUKE, results received from two recently completed drill holes, both of which drilled lengths of over 500 m, indicate the discovery of an important new porphyry copper-molybdenum-silver-gold deposit. Both holes successfully targeted porphyry copper mineralization to depth and significantly below mineralization intercepted by historical drill holes that, on average, were drilled to depths of only 90 m. Importantly, after intersecting some 400 m of copper-molybdenum porphyry mineralization, continuation of the most westerly of the two drill holes encountered adjacent bulk tonnage-style gold-copper mineralization that is open to expansion. With the previously producing Bell and Granisle porphyry gold-copper mines nearby, this unexpected and exciting new development multiplies both the potential of the DUKE project, and the regional porphyry district staked by Amarc.

At JOY, with the new acquisition of the expansive PINE claims, the Company now controls the northern extension to the prolific Kemess gold-copper district. Centerra Gold recently announced the $310 million acquisition of AuRico Metals, owner of the Kemess District. Amarc has identified a new, 20 km long northeast trending structural corridor that hosts over 10 compelling porphyry gold-copper deposit targets. These focused targets are the result of extensive historical surface surveys and drilling.

Amarc and Hudbay Minerals Inc. (“Hudbay”) (TSX:HBM; NYSE:HBM) continue to assess the 2017 data from IKE and JOY and consider plans for 2018. Hudbay is expected to provide notice of its commitment to 2018 exploration programs by year-end.

IKE PROJECT

The 462 km2 IKE Project claims are located 33 km northwest of the historical mining community of Gold Bridge, BC. From 2014 to 2016, Amarc discovered the IKE deposit by drilling more than 12,000 m in 21 widely-spaced core holes intersecting copper, molybdenum and silver mineralization over a large volume of host rock. This drilling indicates the potential for extensive resource volumes, which remain open to expansion in all lateral directions and to depth. In addition, during this period, extensive regional geophysical, geochemical and geological surveys identified a number of porphyry copper deposit targets proximal to IKE. Age dating of porphyry mineralization discovered within the IKE district has confirmed at least four separate porphyry mineralizing events, which occurred over an exceptionally long period of 46 million years. These porphyry copper mineralized systems become progressively more gold-bearing moving northward from the IKE deposit (see news release dated October 17, 2016).

In 2017, after review by the BC Government and First Nations, Amarc received a five-year, area-based permit for the IKE Project exploration activities, which includes authorization for 300 drill holes and 250 line-km of IP surveying, and provides regulatory certainty and operational flexibility at site. As announced earlier this year, the Company has partnered with Hudbay to fund advancement of the IKE Project (see Amarc News Release dated July 6, 2017) with Amarc as operator.

This year the partners focused on exploration of a number of the regional porphyry copper deposit targets located within 10 km of the IKE deposit. Field programs included 20 km2 of detailed geological mapping, collection of 616 talus fines geochemical samples, completion of 82 line-km of IP surveys and exploration drilling of nine core holes totalling 2,796 m in three targets.

One hole was drilled at the Rowbottom porphyry copper deposit target located 4.5 km northwest of the IKE deposit. This hole intersected significant intervals of porphyry copper-molybdenum mineralization hosting elevated silver and gold values, which are cut by a number of post mineral dykes. This hole was drilled into an IP anomaly measuring 1.3 km by 1.0 km that remains open for further surveying. Additional drilling is required both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit. Assay results from hole RB17001 are tabulated below.

ROWBOTTOM 2017 Assay Results
Hole ID	Dip (0)	Azim (0)	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
RB17001	-50	90	63	129	66	0.39	0.29	0.006	4.1	0.08
			333	354	21	0.51	0.38	0.007	4.3	0.11

The following notes apply to all of the tables in this news release:

[1]

Copper equivalent (CuEQ) calculations use metal prices: Cu US$3.00/lb, Mo US$10.00/lb, Ag US$20.00/oz and Au US$1250/oz (when reported). Metallurgical recoveries and net smelter returns are assumed to be 100%. Note that Au is included in the CuEQ calculations in respect to Rowbottom and DUKE but not for the IKE deposit or Mad Major.

[2]	Widths reported are drill widths, such that the true thicknesses are unknown.
[3]	All assay intervals represent length weighted averages.
[4]	Some figures may not sum exactly due to rounding.

Eight, very wide-spaced wild-cat exploration holes in the IKE district were also completed at the Mad Major and OMG targets, a 32 km2 area which hosts pronounced anomalous copper, molybdenum and tungsten surface geochemical anomalies combined with extensive IP chargeability results. One hole (MM17005) in this extensive target returned copper and molybdenum values within an intrusive dyke-like body, as reported below. Further work is required to determine if a large, nearby, mineralized intrusive body could be the source of the well-mineralized dyke intersection.

MAD MAJOR/OMG 2017 Assay Results
Hole ID	Dip (0)	Azim (0)	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)
MM17005	-45	250	81	90	9	0.76	0.57	0.046	3.0

Importantly, IP geophysical work undertaken in 2017 showed the IKE mineralized system is much larger than originally thought and is now known to extend for at least 3.5 km east-west by 2 km north-south, as outlined by IP chargeability surveys and talus fines geochemical sampling. Central to this large sulphide-mineralized system are the 21 discovery core holes drilled by Amarc in 2014 through 2016 over an area measuring 1.2 km by 1.0 km and 875 m vertically. All of these holes intersected long intervals of copper (chalcopyrite) and molybdenum (molybdenite) mineralization. Selected highlights from previously reported results from these drill holes are presented below for ease of reference.

SELECTED ASSAY INTERVALS 2014-2016 IKE Discovery Drill Holes
Hole ID	Int.[2,3] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)
01	247	0.40	0.28	0.030	2.0
02	123	0.40	0.32	0.017	2.5
03	92	0.40	0.31	0.020	2.1
05	194	0.46	0.30	0.046	0.8
06	308	0.38	0.26	0.032	1.8
08	97	0.44	0.32	0.030	2.2
10	124	0.44	0.34	0.022	3.2
12	214	0.36	0.26	0.023	2.2
13	591	0.43	0.30	0.032	2.1
14	86	0.46	0.33	0.032	2.2
18	111	0.36	0.30	0.010	2.3
20	148	0.52	0.39	0.030	2.9
21	287	0.38	0.30	0.017	2.2

The mineral grades of resources and reserves of important porphyry copper producers and projects located in central BC typically range from 0.30% - 0.54% copper equivalent (“CuEQ”). Amarc believes that results from its IKE deposit programs are indicating numerous geological similarities to some of the world’s important copper molybdenum-silver deposits, like Sierrita, Morenci and Valley. Planning for 2018 is underway. It is expected that the Company’s exploration focus at IKE next year will be wide-spaced drilling throughout the 3.5 km by 2 km mineralized system in order to delineate the deposit’s overall geometry and copper-molybdenum-silver grade distribution.

DUKE PROJECT

Amarc’s DUKE deposit target and the adjacent 190 km2 porphyry copper district is located 80 km northeast of Smithers, BC and 30 km north of former mines (Bell and Granisle) operated by Noranda Mines.

In 1971, prior operators drilled the DUKE porphyry copper target with 29 shallow diamond drill holes (only 90 m deep on average). This historical drilling demonstrated the presence of near surface, copper-molybdenum-silver-gold mineralization over an area measuring approximately 800 m by 400 m, that is open to extension laterally and to depth. The surrounding DUKE district, now covered by Amarc mineral claims, also hosts multiple additional porphyry copper exploration targets for future assessment.

Following review by the BC Government and First Nations the Company received two five-year, area-based permits for DUKE Project exploration activities, including 200 km of IP surveying and 20 drill holes.

In November 2017, Amarc funded two core holes that targeted the Duke deposit. DK17001 drilled at -59o for 518.5 m and DK 17002, located 200 m to the southeast of DK17001, drilled at -45o for 527 m were designed as an initial test for porphyry mineralization below the historical, unusually shallow drill holes. The two, 2017 core holes intersected mainly biotite-feldspar-porphyry and felsic intrusive rock – rock types that also host the Bell, Morrison and Granisle porphyry copper deposits in the region. Assay results from Amarc’s 2017 drilling at DUKE are tabulated below. These successful results indicate that Amarc has discovered another important porphyry copper-molybdenum-silver-gold deposit, which hosts CuEQ grades comparable to those mined elsewhere in BC.

In addition and importantly, indications are that DK17001 drilled through a copper-molybdenum-silver porphyry deposit and into a potential gold-copper porphyry-type deposit located adjacent to DUKE as evidenced by assay results from 425 m to the end of that hole. This gold-bearing interval hosts a very different geochemical expression than the rocks above which assay for copper, molybdenum and silver; its importance was not specifically recognized during drilling. The last 9.5 m of hole DK17001 returned excellent assays for bulk tonnage gold-copper deposits as highlighted in a separate table below, indicating hole DK17001 was stopped prematurely. Moreover, the host rock to the gold-copper mineralization intercepted in DK17001 also appears to be logged near surface in a shallow (55 m) historical hole drilled about 200 m to the north but that historical interval was not assayed.

DUKE 2017 Assay Results
Hole ID	Dip (0)	Azimuth (0)	Incl.	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
DK17001	-59	266		25	145	120	0.32	0.23	0.015	1.1	0.05
			Incl.	40	73	33	0.40	0.30	0.013	1.4	0.08
				210	243	33	0.33	0.21	0.026	1.2	0.04
				268	278	10	0.29	0.20	0.018	1.3	0.03
				317	347	30	0.33	0.20	0.030	1.1	0.04
				425	518.5	93.5	0.33	0.23	0.001	2.7	0.12
			Incl.	458	479	21	0.41	0.35	0.001	3.3	0.04
			Incl.	509	518.5	9.5	0.55	0.11	0.001	3.0	0.68
DK17002	-45	270		17	130	113	0.36	0.25	0.014	1.4	0.07
			Incl.	17	73	56	0.40	0.29	0.015	1.6	0.08
				238	268	30	0.45	0.33	0.019	1.9	0.07
				308	399	91	0.34	0.21	0.025	1.1	0.04
			Incl.	308	338	30	0.37	0.25	0.022	1.3	0.06
				451	523	72	0.33	0.23	0.022	1.2	0.03
			Incl.	477	523	47	0.38	0.26	0.025	1.4	0.04

DK17001 END OF HOLE 2017 Assay Results
Hole ID	Dip (0)	Azimuth (0)	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
DK17001	-59	266	509	512	3.0	0.35	0.13	0.002	1.2	0.34
			512	515	3.0	0.77	0.14	0.001	6.7	0.93
			515	518.5	3.5	0.53	0.06	0.001	1.3	0.75

The Company is developing plans to initiate a grid-type drill program as early as Q1 2018, in order to commence delineation of the geometry and grade distribution in relation to the both the bulk tonnage gold-copper mineralization and copper-molybdenum-silver mineralization in the DUKE discovery area.

JOY PROJECT

Amarc’s JOY Project lies 310 km north of Mackenzie in a region of BC considered to have high potential for the discovery of important scale, porphyry gold-copper deposits. The JOY claims are located 20 km north of the prolific Kemess District, host to the former Kemess South Mine and AuRico Metals’ government-approved Kemess Underground Project. Recently, Centerra Gold agreed to purchase AuRico Metals for $310 Million.

Past operators conducted prospecting-style work indicating a number of substantial porphyry gold-copper deposit targets across the JOY claims. Following review by the BC Government and First Nations, the Company received two-year, area-based permits for JOY Project exploration activities, including 100 line-km of IP surveying and 20 drill holes. Amarc has partnered with Hudbay to fund the advancement of the JOY property (see Amarc News Release dated August 22, 2017) with Amarc as operator. The 2017 programs at JOY included 50 km² of geological mapping, collection of 638 surface geochemical samples, completion of 49 line-km of ground IP and 470 line-km of airborne geophysical surveys along with drilling of 1,527 m in three core holes. This drilling tested a coincident IP geophysical and geochemical target on the JOY claims.

The three exploration holes returned strongly anomalous results in gold and zinc over significant intervals, hosted mainly within highly altered quartz monzonite intrusive and volcanic rocks. These results are comparable to those from two historical holes drilled by a previous operator some 2 km to the east on the adjoining PINE claims. Taken together these long intervals of highly altered and anomalous core may represent a classic rock alteration style typically found flanking porphyry copper-gold deposits. Notably, multiple magnetic, geochemical and IP deposit-scale targets occur in a prominent, 20 km long, northeast trending structural belt located 1.5 km south of Amarc’s 2017 drilling. Amarc has identified this compelling target trend as the Finlay Magnetic Corridor, which also hosts the historical Pine porphyry gold-copper deposit (see new corporate presentation at www.amarcresources.com).

As work progressed this year, Amarc recognized the high potential for major gold-copper deposit discoveries along the Finlay Magnetic Corridor, leading the Company to conclude option agreements with Gold Fields Toodoggone Exploration Corporation and Cascadero Copper Corporation in order that a 100% interest in the 3232 km PINE property could be purchased (see Amarc news release August 29, 2017). The PINE property covers the favorable Finlay Magmatic Corridor, and lies between Amarc’s JOY claims and AuRico’s Kemess developments.

Amarc considers the JOY and adjacent PINE mineral claims (now collectively known as the JOY Project) to be significantly underexplored and to represent the northern extension of the Kemess gold-copper district. Highly favorable geology, surface geochemical sampling and geophysical surveys, along with drilling in 136 holes by past operators, has resulted in narrowing the exploration focus to a number of important-scale, gold-copper deposit targets.

Extensive field work is being planned for 2018 on the JOY Project. Applications to the provincial government for exploration permits on the newly acquired PINE portion of the project area will advance after community consultation this winter.

Plans being developed for 2018 include systematic IP surveys over the more than 10 deposit-scale targets already identified within and adjacent to the Finlay Magnetic Corridor. Drilling is expected to follow to test the sulphide systems delineated by the IP surveys for major gold-copper deposits.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage programs.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 29-year history of porphyry discovery and development success. Pervious and current HDI porphyry projects included some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is working with government, stakeholders and First Nations toward the responsible development of its projects, and manages an ongoing program of community and regional outreach for each of its projects. These efforts include the provision of jobs, training programs, contract opportunities, capacity funding and sponsorship of community events. The Company also seeks to establish comprehensive partnership discussions with local First Nations at the earliest stages of project development with the goal of establishing progressive agreements. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101
Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

Quality Control/Quality Assurance Program
All drill core was logged, photographed and cut in half with a diamond saw. Half core samples from DUKE were sent to MS Analytical, Langley, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo, Au, Ag and 35 additional elements by Aqua Regia digestion of a 0.5 g sample followed by an ICP-AES/MS finish. Au was also analyzed by fire assay fusion of a 30 g sample followed by AAS finish.

Half core samples from IKE and JOY were sent to Activation Laboratories Ltd., Kamloops, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo and 34 additional elements by 4 acid digestion of a 0.25 g sample followed by an ICP-AES finish. Cu, Mo, Ag, Au and 59 additional elements we also analyzed by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish.

As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, Amarc control samples were inserted in each analytical batch for IKE and JOY at the following rates: standards one in twenty regular samples, in-line replicates one in 20 regular samples and blanks once per hole. The control sample results where then checked to ensure proper QAQC. In respect to DUKE, the QAQC program varied only in that the standard insertion rate was one in ten regular samples.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.